P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 DEC 17 AM 11:21

6 December 2002

02060884

Securities & Exchange Commiss
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Stree
Washington
D.C. 20549
USA

SUPPL

82-2083

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Sandra Scott
Deputy Company Secretary

enc

dlw 1/9

P&O

News Release

82-2083

6 December 2002

P&O PRE-CLOSE PERIOD STATEMENT

P&O's Preliminary Results for the year ending 31 December will be announced on 6 March 2003. Prior to the commencement of the close period preceding the announcement, P&O will be providing analysts with an opportunity to meet senior management.

P&O will confirm that trading remains consistent with the comments made in the third quarter trading update for P&O's Ports, Logistics and Ferries businesses and the third quarter trading and financial results for P&O Nedlloyd, which were both announced on 14 November.

Subsequent to the third quarter update, progress with the proposals for the introduction of a new organisational structure within P&O Ferries is being achieved more rapidly than expected. Potential annualised cost savings of at least £15 million by the end of 2003 have been identified. The one-off cost of restructuring to achieve those savings is estimated at approximately £15 million. Under the requirements of UK GAAP it is likely that approximately £5 million of these costs will be required to be included within the 2002 Ferries result and the remainder in 2003. However, with respect to the cash flow, almost all of the costs will fall in 2003.

With respect to Property, the majority of the business comprises development property. As noted at the half year, this has an inherently uneven profit profile as it is dependent on the timing of specific disposals. Several disposals that were anticipated in the latter part of the year have not been completed. This has resulted in a re-phasing of planned

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

property disposals into subsequent years with a likely impact on the Property result for the full year of up to £5 million.

P&O will also highlight the strategic progress being achieved within its Ports, Ferries and Logistics businesses. This includes expansion of the Ports business, consolidation and reorganisation of the Ferry business and achievement of market leadership in the Cold Logistics business. The potential disposal of Trans European is proceeding as planned. The Group continues to be fully committed to further performance improvement and to achieving its other strategic objectives.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

(ends)